UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F

   APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [X]  Merger

     [ ]  Liquidation

     [ ]  Abandonment of Registration

     (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form).

     [ ]  Election of status as a Business Development Company

     (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: Bear Stearns Investment Trust

3.   Securities and Exchange Commission File No:  811- 07290

4.   Is this an initial Form N-8F or an amendment to a previously  filed Form
     N-8F?

     [X]  Initial Application     [ ]   Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 575 Lexington Avenue
                       New York, NY 10022

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Frank J. Maresca
     Bear Stearns Funds Management Inc.
     575 Lexington Avenue
     New York, NY 10022

     (212) 272-2093

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1,.31a-2].

(1)     PFPC Inc.                     (2)     Bear Stearns Funds Management Inc.
        Bellevue Corporate Center             575 Lexington Avenue
        400 Bellevue Parkway                  New York, NY 10022
        Wilmington, DE 19809

        Phone #: (302) 791-1700               Phone #: (212) 272-2093

     Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X]  Management Company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X]  Open-end                [ ]   Closed-end

10. State law under which the fund was organized or formed (e.g. Delaware, Massachusetts):

     Commonwealth of Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     Investment Adviser

     Bear Stearns Asset Management Inc.
     575 Lexington Avenue
     New York, NY 10022

     Former Investment Adviser

     Credit Suisse Asset  Management, LLC/
     formerly known as BEA Associates
     153 East 53rd Street
     New York, NY 10022

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                        Bear, Stearns & Co. Inc.
                        245 Park Avenue
                        New York, NY 10167

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]  Yes     [X]    No

        If Yes, for each UIT state:
                Name(s):

                File No.: 811- _______

                Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [X]  Yes     [ ]    No

          If Yes, state the date on which the board vote took place: 11/12/98

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [X]  Yes     [ ]    No

          If Yes,  state the date on which  the  shareholder  vote  took  place:
          4/29/99

          If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X]  Yes     [ ]    No

     (a) If Yes,  list the  date(s) on which the fund made those distributions:
     7/29/99

     (b) Were the distributions made on the basis of net assets?

     [ ]    Yes   [X]    No

     (c) Were the distributions made pro rata based on share ownership?

     [X]  Yes     [ ]    No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          The exchange ratio is 1:1. Each shareholder's account was credited with the respective pro rata number of full and fractional shares (rounded to the third decimal place) of Emerging Markets Debt Portfolio, an investment portfolio of The Bear Stearns Funds, due that shareholder by class.

     (e) Liquidations only:
         Were any distributions to shareholders made in kind?

     [ ]  Yes     [ ]    No

     If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only: Has the fund issued senior securities?

     [  ] Yes     [ ]    No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X]  Yes     [ ]    No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ]  Yes     [X]    No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.    Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ]  Yes     [X]    No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

     [ ]  Yes     [ ]    No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ]  Yes     [X]    No

        If Yes,

     (a) Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.     Information About Event(s) Leading to Request For Deregistration

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)   Legal expenses:
                Kramer Levin Naftalis & Frankel LLP             $ 35,000.00
                (approximate)
                Mayer Brown & Platt                             $ 23,161.94

          (ii)  Accounting expenses:                                  0

          (iii) Other expenses (list and identify separately):

                Blue Sky (State payments made to date)          $ 38,611.22
                Printing (Proxy)                                $  3,513.09
                Proxy Solicitation                              $  2,920.30
                CUSIP                                           $    121.00
                ADP                                             $  1,974.78

          (iv)  Total expenses (sum of lines (i)-(iii) above):  $105,302.33

     (b) How were those expenses allocated? The Bear Stearns Funds/Emerging Markets Debt Portfolio paid 70% of expenses and Bear Stearns Investment Trust/Emerging Markets Debt Portfolio paid 30% of expenses.

     (c) Who paid those expenses?  The Bear Stearns  Funds/Emerging Markets Debt
     Portfolio  and  Bear  Stearns   Investment   Trust/Emerging   Markets  Debt
     Portfolio.

     (d) How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ]  Yes     [X]    No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ]  Yes     [X]    No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]  Yes     [X]    No

     If Yes, describe the nature and extent of those activities:

VI.     Mergers Only

26. (a) State the name of the fund surviving the Merger: The Bear Stearns Funds/Emerging Markets Debt Portfolio

     (b) State the Investment  Company Act file number of the fund surviving the
         Merger:  811-8798

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          File # 33-53368  Form Type: DEFS14A    Agreement filed: 3/11/99

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Bear Stearns Investment Trust (ii) he is the Vice President and Treasurer of Bear Stearns Investment Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                            /s/Frank J. Maresca
                                            -------------------------
                                            Frank J. Maresca